May 6, 2010

By U.S. Mail & Facsimile to 703 813 6984

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Year Ended December 31, 2009 filed February 26, 2010

Dear Ms. van Doorn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of April 26, 2010, concerning its Annual Report on Form 10-K for the year ended December 31, 2009.

For your convenience, we have restated your comments below.

Comment:

1.	Beginning with the Form 10-Q for the quarter ended March 31, 2010, please revise your Summary of Significant Accounting Policies footnote to include your accounting policy for repurchase agreements, which we understand from your response are all accounted for as collateralized financings.

Response:

The Company will expand its Summary of Significant Accounting Policies footnote to include its accounting policy for repurchase agreements in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Ruth Porat, Chief Financial Officer

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

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